UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
Commission file number 001-15903
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CARBO Ceramics Inc. Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CARBO Ceramics Inc.
6565 MacArthur Boulevard.
Suite 1050
Irving, TX 75039

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006, and Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Compensation Committee
CARBO Ceramics Inc.
We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New Orleans, Louisiana
June 26, 2008

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Cash	$—	$6,051,303

Investments:
Mutual funds	24,849,667	15,865,978
CARBO Ceramics Inc. common stock	570,701	419,750
Participant loans	1,016,946	783,122
Guaranteed income fund	4,063,906	2,927,747

	30,501,220	19,996,597

Receivables:
Participant contribution	60,513	—
Employer match	59,043	15,179
Profit-sharing contribution	1,400,000	800,000

	1,519,556	815,179

Total assets	32,020,776	26,863,079

Liabilities
Excess contributions payable	—	1,880

Net assets available for benefits	$32,020,776	$26,861,199

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Investment income
Net appreciation in fair value of investments	$1,823,543
Interest and dividends	544,131

Total investment income	2,367,674

Contributions
Participants	2,914,503
Employer match	952,052
Profit-sharing contribution	1,818,000
Rollovers	305,549

Total contributions	5,990,104

Deductions
Distribution to participants	3,190,470
Administrative fees	7,731

Total deductions	3,198,201

Net increase	5,159,577
Net assets available for benefits:
Beginning of year	26,861,199

End of year	$32,020,776

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
General
The Plan is a contributory defined contribution plan covering substantially all employees of the Company and Pinnacle Technologies, Inc. (see Note 10). The Plan is administered by a compensation committee to which members are appointed by the Board of Directors. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. Effective January 1, 2007, the entry dates of the Plan are the first day of each month of the year.
Contributions
Effective January 1, 2007, participants may contribute from 2% to 75% of their annual compensation, subject to certain limitations under the Internal Revenue Code (the Code). In addition, participants age 50 and over have the option to contribute up to an additional $5,000 in pre-tax contributions through the Plan’s catch-up contribution provisions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive the discretionary profit-sharing contribution upon the completion of one year of service, defined as 1,000 hours of service in a plan year, and must be employed on December 31. Allocations of discretionary profit-sharing contributions are made pro rata based on compensation to eligible participants. During 2007, the Company made discretionary profit-sharing contributions totaling $1,818,000. All contributions made to the Plan are participant-directed into various investment options offered by the Plan.
Vesting
Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
becomes 50% vested in employer contributions and is 100% vested after two years of service. On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.
Participant Loans
In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance excluding profit sharing contributions (prior to November 31, 2007), whichever is less, following the guidelines in the plan agreement. Loan terms range from one to five years or within a reasonable time for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through monthly payroll deductions.
Distributions to Participants
Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment or if eligible, in the form of an IRA rollover. Participants also are allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.
Forfeitures
Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and plan expenses. There were no significant forfeited balances included in the net assets available for benefits as of December 31, 2007 and 2006.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results may differ from those estimates.
Investment Valuation
Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds were invested in mutual funds, CARBO Ceramics Inc. common stock, and a guaranteed income fund. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the plan year. Common stock is valued at the quoted market price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a fully benefit-responsive guaranteed investment contract. The FSP requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Due to the nature of the fully benefit-responsive investment contracts held by the Plan, fair value approximates contract value; therefore, the adoption of the FSP had no effect on the Statement of Net Assets Available for Benefits as of December 31, 2007 or 2006. The investment in the fully benefit responsive contract has no maturity date. Although not invoked in 2007 or 2006, and as explained further in Note 4, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investment Transactions
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various mutual funds, the Company’s common stock, and a fixed income fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
Administrative Expenses
The Company bears certain administrative costs of the Plan.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
3. Investments
In March 2004, the Plan was amended to allow participants to invest a portion of their retirement savings in common stock of the Company. Effective April 2004, participants were allowed to invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company stock can be performed during four specified one-week periods each year and cannot result in more than 20% of their total account balance invested in Company stock.
The following table includes individual investments that represent 5% or more of the Plan’s assets at either December 31, 2007 or 2006:

	December 31
	2007	2006
Prudential:
Guaranteed Income Fund	$4,063,906	$2,927,747

Mutual funds:
Oakmark Equity & Income Fund II	2,788,734	2,499,662
John Hancock Classic Value A	2,305,243	1,768,958
Growth Fund of America R3	4,084,157	1,534,090
Goldman Sachs Mid Cap Value A	1,600,766	1,466,523
Dryden Stock Index Fund Z	1,881,371	1,705,620
American Funds Europacific Growth R3	3,952,681	2,594,250
Algier Mid Cap Growth Inst I	1,891,445	1,292,697
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$1,830,614
Common stock	(7,071)

Total	$1,823,543

4. Contracts With Insurance Companies
The Plan has entered into a group annuity contract with Prudential. The contract includes a Guaranteed Income Fund, which is invested in Prudential’s general portfolio. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. The Company considers this contract to be fully benefit responsive as described in the FSP.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
4. Contracts With Insurance Companies (continued)
The average yield earned by the Plan was 3.75% and 3.55% for the years ended December 31, 2007 and 2006, respectively. The average yield earned by the Plan adjusted to reflect the actual interest rate credited to participants was 3.75% and 3.55% for the years ended December 31, 2007 and 2006, respectively. These rates are the same because all interest credited to the Plan is credited to the participants. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.
When establishing interest crediting rates, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
Events that may limit the ability of the plan to transact at contract value with the issuer are as follows: premature termination of the contract by the plan, plant closures, company layoffs, plan termination, bankruptcy, and company mergers. The Company has made no such plans for the near future.
The contract includes a Pool Transfer Limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by the Code section 401(a)(9) payable from the Guaranteed Income Fund will be paid and not deferred. The deferral provision was not invoked in 2007 or 2006.
There are no events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different from contract value paid either within 90 days or over time.
5. Allocated Amounts
At December 31, 2007, there were no amounts allocable to participants who had elected to withdraw from the Plan.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
6. Related-Party Transactions
Certain investments are managed by Prudential. Prudential serves as the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules.
7. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 6, 2002, in which the IRS stated that the form of the plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt. In accordance with Revenue Procedure 2006-6, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
8. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
9. Plan Merger
Effective December 31, 2006, the Pinnacle Technologies, Inc. 401(k) Profit Sharing Plan (Pinnacle Plan) merged into the Plan. Assets totaling approximately $6,127,261 were transferred into the Plan. Early retirement at age 55 and the five-year graded vesting schedule for all employer sources in the Pinnacle Plan were protected for the Pinnacle participants in connection with this merger.
10. Subsequent Event
Effective January 1, 2008, the Employer will withhold 3% from a participant’s compensation as a salary reduction deferral unless the participant elects a greater or lower percentage (including zero) through a salary reduction agreement. The automatic withholding will apply to each participant whose plan entry date is on or following January 1, 2008.

Supplemental Schedule

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 72-1100013 PN: 001
December 31, 2007

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,	Current
Identity of Issue, Borrower, or Similar Party	Par, or Maturity Value	Value

*Prudential:
Guaranteed Income Fund	107,002 units	$4,063,906

Oppenheimer Small & Mid Cap Value A	13,665 units	501,931
Oppenheimer International Small Co. A	44,955 units	1,211,533
Oppenheimer Developing Markets A	19,673 units	957,070
Loomis Sayles Bond Fd Adm	6,159 units	89,368
John Hancock Classic Value A	107,071 units	2,305,243
Jennison Small Co Fund A	41,533 units	875,940
Growth Fund of America R3	121,842 units	4,084,157
Goldman Sachs Mid Cap Value A	45,283 units	1,600,766
Fidelity Adviser Leveraging Co Stock T	15,987 units	603,986
Dryden Stock Index Fund Z	57,817 units	1,881,371
Dryden Small Cap Value A	14,426 units	187,250
Davis NY Venture Fund A	2,130 units	85,240
Calvert Income Fund A	48,376 units	799,662
American Funds Europacific Growth R3	78,959 units	3,952,681
Algier Mid Cap Growth Inst I	99,029 units	1,891,445
AIM Real Estate A	4,056 units	92,566
Oakmark Equity & Income Fund II	104,174 units	2,788,734
American Funds Fundamental Investment Fund R3	22,197 units	940,724

*CARBO Ceramics Inc. common stock	15,341 units	570,701

*Participant loans	Maturities to 2033, at interest rates ranging from 5.00% to 10.50%	1,016,946

		$30,501,220

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

DATE: June 27, 2008

Plan Administrator

	By:	/s/ Paul G. Vitek Paul G. Vitek
Sr. Vice President, Finance and Chief Financial Officer

Index to Exhibit

Exhibit number	Description
23	Consent of Independent Registered Public Accounting Firm